UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 3, 2023	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On August 3, 2023, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 15th meeting of its 10th Board of Directors (the “Board”), at which time the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)
The Company's consolidated financial statements of Q2 2023; and
(2)
Approval of the release of Mr. Min-Chang Xue, a managerial officer as defined by Taiwan’s Company Act, from the restriction of engaging in competitive activities in accordance with Article 32 of Taiwan’s Company Act.

With respect to resolution (1), the Company’s consolidated results for the six months ended June 30, 2023 include:

- operating revenue of NT$10,049,258 thousand,

- gross profit from operations of NT$1,510,362 thousand,

- operating profit of NT$706,813 thousand,

- profit before income tax of NT$972,642 thousand,

- profit for the period of NT$830,878 thousand,

- basic earnings per share of NT$1.14; and

as of June 30, 2023,

- total assets were NT$45,836,401 thousand,

- total liabilities were NT$22,009,855 thousand,

- equity attributable to equity holders of the Company was NT$23,826,546 thousand.

On resolution (2), the Board resolved to appoint Mr. Min-Chang Xue, Assistant President of the Company, as the Company’s representative to be elected as director of Daypower Energy Co., Ltd. Mr. Min-Chang Xue is a managerial officer of the Company as defined by Taiwan’s Company Act. According to Article 32 of Taiwan’s Company Act, a managerial officer of a company shall not engage, for his/her benefit or for any other, in any business which is the same as that of the company which appoints him/her, unless otherwise approved by the board of directors.